

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 29, 2008

Via U.S. mail and facsimile

Mr. Aldo Uva
Chief Executive Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo, Italy

   RE: Form 20-F for the fiscal year ended December 31, 2007
     File No. 001-11854

Dear Mr. Uva:

   We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Italian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

Information on the Company

Introduction, page 9

2. Please revise your disclosure in the first sentence of the second paragraph to provide a basis for your statement that your company is a "world's leader" in your industry and has a "leading share of the market." Please refer to Item 4.B.7. of Form 20-F.

Geographical Expansion, page 13

3. Please provide a basis for your statement that your company is a leader in the leather-upholstered furniture segment in the United States and Europe.

Description of Properties, page 26

4. Please disclose the productive capacity of the properties listed on pages 27-28 pursuant to Item 4.D. of Form 20-F.

Capital Expenditures, page 28

5. We note that your 2008 capital expenditures will be used in part to fund the opening of new *Natuzzi* galleries and stores. Please disclose the geographic distribution of your capital expenditures by providing the locations of the *Natuzzi* stores and galleries you plan to open.

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 37

6. Please revise your filing to discuss the company's long-term liquidity position.

7. Please revise your filing to provide the information relating to your borrowings as required by Item 5.B.1(c) of Form 20-F.

8. Please revise your filing to provide the information required by Item 5.B.2 of Form 20-F.

Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-12

9. Please disclose in your financial statement footnotes the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    - in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as general and administrative expenses.

10. Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your cost of sales. If you do not include depreciation or amortization in your cost of sales, please tell us which provisions of Italian GAAP either require or expressly permit exclusion of depreciation or amortization from cost of sales. See Item 10(e)(5) of Regulation S-K. If Italian GAAP does not specifically permit exclusion of depreciation or amortization from cost of sales, please:
    - remove the gross profit subtotal from your financial statements;
    - revise your description of cost of sales on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and amortization shown separately below)."; and
    - present the amount of depreciation and amortization as a separate line item on the face of your financial statements or revise your footnotes to specifically state the amount of depreciation and amortization.

11. As a related matter, if Italian GAAP does not specifically permit exclusion of depreciation or amortization from cost of sales and you present gross profit outside of the financial statements, please revise your filings to re-name gross profit with another title that is not confusingly similar to a GAAP measure and revise your filing to provide the non-GAAP disclosures required by Item 10 of Regulation S-K.

Note 27 – Application of Generally Accepted Accounting Principles in the Unite States
of America, page F-40

12. Due to Italian GAAP and US GAAP differences in revenue recognition, accounting
    for costs paid to resellers, and potential differences in the treatment of amounts that
    would be operating expenses and included in operating income (loss) under US
    GAAP, please consider revising this footnote to present condensed financial
    statements presented in accordance with US GAAP. Please also present sales and
    operating income (loss) under US GAAP in your selected financial data table on page
    3. To the extent that you decide not to provide a reconciliation of sales and operating
    income (loss) from Italian GAAP to US GAAP in this footnote, please revise the
    selected financial data table on page 3 to provide a reconciliation of sales and
    operating income (loss) from Italian GAAP to US GAAP.

13. We note your disclosure on page F-52 that your comprehensive income (loss) as
    defined in SFAS 130 does not differ from your US GAAP net income (loss). Since
    other comprehensive income is defined to include the effects of foreign currency
    translation, please tell us how you determined that there were no differences between
    your comprehensive income (loss) and net income (loss) under US GAAP. To the
    extent that you have changed your previous determination about differences between
    comprehensive income (loss) and net income (loss) under US GAAP, please show us
    how you will revise future filings to include the disclosures required by paragraphs
    14-26 of SFAS 130.

Exhibits

14. Please tell us what consideration you have given to filing material contracts pursuant
    to Instruction 4 to Exhibits set forth in Form 20-F.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief